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May 17, 2013

VIA EDGAR
United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Duc Dang

Re:	Digital Realty Trust, Inc.
Digital Realty Trust, L.P.
Annual Report on Form 10-K for the year ended December 31, 2012
Filed February 28, 2013
File Nos. 001-32336 and 000-54023

Dear Mr. Dang:

This letter sets forth the response of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (together, the “Company”) to the comments received by electronic mail on May 2, 2013 from the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”).

For ease of review, we have set forth below the numbered comments in the Staff’s letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition, page 53

1.	Please tell us whether you consider net operating income and/or same store net operating income to be key performance indicators.

Response:

The Company’s management does not consider net operating income or same store net operating income as key performance indicators, as evidenced by the fact that the Company does not discuss these metrics in its quarterly earnings press releases or in its periodic reports filed with the Commission. The

May 17, 2013

Company does disclose same store net operating income supplementally in its Supplemental Operating and Financial Data because certain investors and analysts have requested that the Company provide that information. In addition, the Company notes that the components of net operating income (rental revenue and tenant reimbursement revenue less rental property operating and maintenance expenses, property taxes and insurance expenses) are each disclosed on a consolidated and same store basis in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s periodic reports filed with the Commission.

Revenues, page 64

2.	We note your disclosure that same store rental revenues were due to new leasing at same store properties. In future Exchange Act reports, within the same store discussion, please address the relative impact, if any, of changes in occupancy and rental rates.

Response: The Company intends to address the relative impact of changes in occupancy and rental rates, if any, on same store rental revenues in its future Exchange Act reports.

Analysis of Liquidity and Capital Resources, page 68

3.	We note your disclosure here and on page 73 that you commenced an at-the-market equity distribution program. In future Exchange Act reports, please revise to provide the amount of equity remaining in the program during the applicable period.

Response: The Company intends to provide the amount of equity remaining in the at-the-market equity distribution program during the applicable period in its future Exchange Act reports.

Construction, page 75

4.	We note the disclosure regarding your construction progress for the 1.4 million square feet. In future Exchange Act reports, please disclose the expected completion date, if possible, for this development project and any other projects where you have begun development and/or construction.

Response: The Company intends to disclose the expected completion date, if determinable, for this development project and any other projects where it has begun development and/or construction in future Exchange Act reports. In response to the Staff’s comment, the Company intends to revise its disclosures in future filings as follows:

As of xxx, 2013 the balance of construction work in progress was $xxx million, which included xxx million square feet of Turn Key FlexSM, Custom Solutions and Powered Base Buildings® construction projects with a cost including accruals of $xxx million. Cost of work on buildings, sites, and other improvements associated with specific space under construction was $xxx million. The expected cost to complete the work on the xxx million square feet and specific space under construction is $xxx million for a total expected cost of $xxx million with completion expected in the next twelve months. Including the proportionate acquisition cost, capitalized interest, and capitalized general and administrative costs, the expected total cost of work associated with the delivery of the above projects is $xxx million.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

May 17, 2013

Please do not hesitate to contact me by telephone at (713) 456-7459 or by fax at (713) 546-5401or Julian Kleindorfer by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson

Keith Benson of Latham & Watkins LLP

cc:	A. William Stein, Digital Realty Trust, Inc. & Digital Realty Trust, L.P.
Joshua A. Mills, Digital Realty Trust, Inc. & Digital Realty Trust, L.P.
Julian T. Kleindorfer, Latham & Watkins LLP